Form N-SAR, Sub-Item 77D

Policies with respect to security investments


Nuveen AMT-Free Municipal Credit
Income Fund f/k/a Nuveen Enhanced AMT-Free Municipal Credit
Opportunities Fund f/k/a Nuveen Dividend
Advantage Municipal Income Fund

811-09475



The Board of the above referenced Registrant approved adding a non-fundamental investment policy prohibiting the Registrant from investing in defaulted securities or in the securities of an issuer that is in bankruptcy at the time of investment. There is an exception to this prohibition, where, pursuant to the Sub-Advisers policy regarding municipal workouts, the Registrant may invest in defaulted securities from an issuer of a security it already owns, or some other party, to help facilitate a favorable resolution to a municipal workout.